Exhibit 99.5

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 12-228
July 12, 2012

Platinum Group Reports Q3 2012 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the nine months ending May 31, 2012. For details of the May 31, 2012 Condensed Consolidated Interim Financial Statements (“Financial Statements”) and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete May 31, 2012 Financial Statements from the Company free of charge.

The Company’s cash position at May 31, 2012 was $64.82 million, including $36.20 million in restricted cash. At July 12, 2012 the Company’s cash position is approximately $60 million, including restricted cash. The company holds cash in both Canadian dollars and South African Rand and changes in the exchange rate may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights For The Quarter Ending May 31, 2012

  At the WBJV Project 1 Platinum Mine (“Project 1”) in South Africa a twin barrel decline system into the central portion of the deposit is well underway with advancement of more than 370 linear metres at this time. Site establishment and Phase 1 infrastructure was also completed during the reporting period. On site safety performance to date has been very good with only one minor lost time injury to report in over 700,000 man-hours worked.

  On April 4, 2012, the Government of South Africa issued a formal Mining Right to the Company for Project 1 in terms of section 23(1) of the Mineral and Petroleum Resources Development Act (2002). Mining will be subject to Environmental Authorizations, Water Use Licenses and compliance to other legislation on an ongoing basis. The grant of the Mining Right allowed for some aspects of excavation and preparations for mining, beyond the initial Phase 1 scope, to be commenced in the period.

  On May 10, 2012 the excavation of a south box cut commenced for a planned twin decline access into the southerly portions of the Project 1 ore body. To date progress has been very good. The excavation is now 12 metres deep and approximately 40% complete. This work has been added to the scope of work within the initial Phase 1 plan and budget. The south twin decline will provide Project 1 with a second access point into the mine and ore body.

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  On May 23, 2012 the Company announced the expansion of the Waterberg discovery further along strike and up dip. Multiple layers of higher grade mineralization have been intersected at depths as shallow as 122 to 140 meters from surface. The May results included 34 new intercepts. This work was funded as part of an earn-in to the project by the Japan Oil, Gas and Minerals National Corporation (“JOGMEC”). The layers were identified as of May 23rd for 1.7 kilometers of strike length and 1.4 kilometers down dip and remain open for expansion. Drilling is continuing on the project with ten drill rigs and multiple intercepts are being assayed at present. Drilling is ongoing both up dip and on strike of the original discovery holes on a roughly 250 metre spaced grid with larger 1.0 kilometre step outs in progress.

Results For The Period

During the nine months ended May 31, 2012, the Company incurred a net loss of $7.03 million (May 31, 2011 – net loss of $9.24 million). General and administrative expenses during the period amounted to $4.20 million (May 31, 2011 - $4.87 million), losses on foreign exchange, due primarily to a weaker Rand at period end, were $3.34 million (May 31, 2011 – gain $0.50 million), while stock based compensation expense, a non-cash item, totalled $1.96 million (May 31, 2011 - $6.60 million). Finance income consisting of interest earned and property rental fees in the nine months amounted to $3.12 million (May 31, 2011- $1.98 million). Loss per share for the period amounted to $0.04 per share, as compared to a loss of $0.06 per share for the comparative period of fiscal 2011.

Accounts receivable at May 31, 2012 totalled $3.08 million while accounts payable and accrued liabilities amounted to $7.33 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the period totaled $24.34 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the nine month period for exploration on Waterberg were approximately $3.29 million, of which $2.17 was funded by joint venture partner JOGMEC. Expenditures of $0.48 million at the Sable project in South Africa were funded by joint venture partner Sable Platinum. Mineral property acquisition and exploration expenditures in Canada during the period totaled $1.48 million

Outlook

The documentation and finalization of a proposed $260 million senior loan facility with a mandated syndicate of banks is nearing completion. The proposed Loan proceeds are to be applied to the completion of the Project 1 Platinum Mine. Final modelling of cost overrun coverage and working capital in satisfaction of Lender requirements is now in process.

The Company’s technical team have now adjudicated tenders for smelter off-take for the purchase of the planned concentrate from the WBJV Project 1 Platinum mine. The 60 day first right of refusal held by former joint venture partner Anglo Platinum on smelter off-take has been triggered.

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Phase 1 development at Project 1, budgeted at USD $100 million for infrastructure and underground development, is approximately 68% complete in dollar terms. Phase 1 is on budget, although approximately 10 to 12 weeks behind its planned schedule. Phase 1 will continue into Q1 of calendar 2013. Preparations for commencement of Phase 2 are now underway. Phase 2 development at Project 1 will fully commence subject to completion of project financing and execution of formal off-take agreements. Phase 2 will include a second twin decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and a tailings impoundment area.

At the Waterberg project, in the newly discovered “north of the North Limb” region of the Bushveld Complex of South Africa, drilling continues with 10 rigs. The Company will continue working with joint venture partner funding and our own investment, to conduct exploration at Waterberg. Additional assay results are pending at this time. The multiple layers of thick PGE mineralization observed to date display regular, layered sequences that are predictable along strike and dip. An independent technical expert has been engaged to review the available technical information and is in the process of completing an NI 43-101 Technical Report for the project, which will include an initial resource calculation.

In April 2012 the Company established a new $1.5 million forward budget for 2012 exploration on the newly acquired Providence nickel, copper, and platinum group metals Property in the Northwest Territories, Canada. Supply and logistics work for the field camp at Providence were undertaken in March of 2012. A gravity survey was also undertaken over areas of interest at that time. Further work on the ground at Providence, including drilling, has now commenced.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in the Project 1 Platinum Mine near Rustenburg, South Africa, where an initial construction budget of USD $100 million is in progress, including underground development. Project 1 has estimated steady state production of 275,000 ounces per year of platinum group metals based on an October 2009 Updated Feasibility Study. Platinum Group also has active exploration programs with drilling at the Sable Joint Venture and Waterberg Joint Ventures in South Africa and active exploration in Canada for platinum and palladium.

Qualified Person

R. Michael Jones, P.Eng., the Company’s Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

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For further information contact:
      R. Michael Jones, President
      or Kris Begic, VP, Corporate Development
      Platinum Group Metals Ltd., Vancouver
      Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring and off-take negotiations in Q2 of calendar 2012, the amount of increase in the peak funding estimate for Project 1, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.